LEGACY SHARE AWARD PLAN

HAMMERHEAD ENERGY INC.

Effective February 23, 2023

HAMMERHEAD ENERGY INC.

LEGACY SHARE AWARD PLAN

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

For purposes of this Plan:

(a) "Account" means an account maintained by the Corporation for each Participant and which will be credited with Share Awards in accordance with the terms of this Plan;

(b) "All or Substantially All of the Assets" means greater than 90% of the aggregate fair market value of the assets of the Corporation and its Subsidiaries, on a consolidated basis, as determined by the Board in its sole discretion;

(c) "Arrangement" means the arrangement involving Hammerhead Resources Inc., the Corporation, Decarbonization Plus Acquisition Corporation IV, 2453729 Alberta ULC, the securityholders of Hammerhead Resources Inc., the securityholders of the Corporation, the securityholders of Decarbonization Plus Acquisition Corporation IV and the securityholders of 2453729 Alberta ULC;

(d) "associate" and "affiliate" each have the meaning ascribed thereto in MI 62-104, as amended from time to time;

(e) "Award Date" means the date or dates on which an award of Share Awards is made to a Participant in accordance with Section 4.1;

(f) "Black-Out Period" means the period of time, if any, when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any Participant that holds a Share Award;

(g) "Board" means the board of directors of the Corporation as constituted from time to time;

(h) "Cessation Date" means the date that is the earlier of: (i) the effective date of the Service Provider's termination, resignation, death or Retirement, as the case may be; and (ii) the date that the Service Provider ceases to be in the active performance of the usual and customary day-to-day duties of the Service Provider's position or job, regardless of whether adequate, legal or  proper advance notice of termination or resignation shall have been provided in respect of such cessation of being a Service Provider, and the Cessation Date shall not, under any circumstances, be extended by any statutory, contractual or common law notice period mandated under any application laws;

(i) "Change of Control" means:

(i) (A) a successfully completed takeover bid; and (B) members of the Board who are members of the Board immediately prior to the earlier of the commencement of such takeover bid and the first public announcement of such takeover bid cease to constitute a majority of the Board at any time within sixty days of the successful completion of such takeover bid; or

(ii) (A) any change in the beneficial ownership or control of the outstanding securities or other interests of the Corporation which results in: (I) a person or group of persons "acting jointly or in concert" (within the meaning of MI 62-104); or (II) an affiliate or associate of such person or group of persons, holding, owning or controlling, directly or indirectly, more than 50% of the outstanding voting securities or interests of the Corporation; and (B) members of the Board who are members of the Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of the Board at any time within sixty days of such change; or

(iii) Incumbent Directors no longer constituting a majority of the Board; or

(iv) the winding up of the Corporation or the sale, lease or transfer of All or Substantially All of the Assets to any other person or persons and the distribution of greater than 90% of the net proceeds from such sale, lease or transfer to the shareholders of the Corporation within 60 days of the completion of such sale, lease or transfer (other than pursuant to an internal reorganization or in circumstances where the business of the Corporation is continued and where the shareholdings or other security holdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a "Change of Control" if paragraph (ii) above was applicable to the transaction); provided that, for greater certainty, a sale, lease or exchange of all or substantially all the property of the Corporation for purposes of the Business Corporations Act (Alberta) shall not be considered a sale, lease or transfer All or Substantially All of the Assets for purposes of this paragraph (iv) unless the property that is the subject of such sale, lease or exchange represents greater than 90% of the aggregate fair market value of the assets of the Corporation and its Subsidiaries, on a consolidated basis, as determined in accordance with Section 1.1(b); or

(v) any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of this Plan;

(j) "Committee" has the meaning ascribed thereto in Section 2.4;

(k) "Corporation" means Hammerhead Energy Inc., an Alberta corporation, and includes any successor corporation thereof;

(l) "Court" means the Alberta Court of King's Bench;

(m) "DCRD" means Decarbonization Plus Acquisition Corporation IV, an Alberta corporation;

(n) "Dividend Equivalent" means a bookkeeping entry whereby each Share Award is credited with the equivalent amount of the dividend paid on a Share in accordance with Section 4.2;

(o) "Dividend Market Value" means the Fair Market Value per Share on the dividend record date;

(p) "Exchange" means the stock exchange(s), if any, on which the Shares are listed and posted for trading;

(q) "Exercise" means the exercise of Share Awards granted to a Participant pursuant to this Plan in accordance with Section 4.6;

(r) "Fair Market Value" with respect to a Share, as at any date, means the volume weighted average of the prices at which the Shares traded on the Exchange (or, if the Shares are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the majority of the trading volume and value of the Shares occurs) for the five (5) trading days on which the Shares traded on the said stock exchange immediately preceding such date.  In the event that the Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Board in its sole discretion;

(s) "Final Order" means the final order of the Court dated February 3, 2023 in respect of the Arrangement;

(t) "HEI Group" means, collectively, the Corporation, any entity that is a Subsidiary of the Corporation from time to time, and any other entity designated by the Board from time to time as a member of the HEI Group for the purposes of this Plan (and, for greater certainty, including any successor entity of any of the aforementioned entities);

(u) "Incumbent Directors" means any member of the Board who was a member of the Board at the effective date of this Plan and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of the Board, including a majority of the Incumbent Directors then on the Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control;

(v) "Insider" has the meaning ascribed thereto in Part I of the TSX Company Manual for the purposes of Section 613 of the TSX Company Manual;

(w) "MI 62-104" means Multilateral Instrument 62-104 - Take-Over Bids and Issuer Bids, as amended from time to time;

(x) "Participant" means a Service Provider determined to be eligible to participate in this Plan in accordance with Section 3.1 and, where applicable, a former Service Provider deemed eligible to continue to participate in this Plan in accordance with Section 4.5;

(y) "Plan" means this Share Award Plan, as the same may be amended or varied from time to time;

(z) "Plan of Arrangement" means the Plan of Arrangement attached to the Final Order;

(aa) "Retirement" means:

(i) the date that a Participant who is an officer or employee of one or more of the entities comprising the HEI Group reaches the age of fifty-five (55) and voluntarily ceases to be an officer or employee of one or more of the entities comprising the HEI Group, provided that: (A) if the Participant is an officer or employee of one or more of the entities comprising the HEI Group, such Participant has provided the Corporation with six (6) months prior written notice of the Participant's intention to retire; and (B) is offered by the Corporation the opportunity to and enters into an agreement (which shall include non-competition and non-solicitation covenants and the consequences of breaching such covenants including the immediate termination of all outstanding Share Awards notwithstanding the provisions of Section 4.5 in respect of such Retirement) with the Corporation respecting such Participant's retirement from any employment with the HEI Group in a form that is acceptable to the Corporation (a "Retirement Agreement"); or

(ii) such other meaning as the Board may determine from time to time;

(bb) "Service Provider" means a director, officer or employee of, or a person or company engaged by, one or more of the entities comprising the HEI Group to provide services to an entity within the HEI Group;

(cc) "Share" means a Class A common share of the Corporation;

(dd) "Share Award" means a unit equivalent in value to a Share credited by means of a bookkeeping entry in the Participants' Accounts;

(ee) "Share Award Agreement" has the meaning set forth in Section 3.2;

(ff) "Subsidiary" has the meaning ascribed there in the Securities Act (Alberta);

(gg) "Successor" has the meaning ascribed thereto in Section 5.2;

(hh) "takeover bid" means a "take-over bid" as defined in MI 62-104 or tender offer, pursuant to which the "offeror" would as a result of such takeover bid or tender offer, if successful, beneficially own, directly or indirectly, in excess of 50% of the outstanding Shares (other than pursuant to an internal reorganization or in circumstances where the business of the Corporation is continued and where the shareholdings or other securityholdings, as the case may be, in the offeror and the constitution of the board of directors or similar body of the offeror is such that the take-over bid or tender offer would not be considered a "Change of Control" if Section 1.1(i)(ii) above was applicable to the transaction); and

(ii) "TSX" means the Toronto Stock Exchange.

1.2 Interpretation

Words in the singular include the plural and words in the plural include the singular. Words importing male persons include female persons, corporations or other entities, as applicable. The headings in this document are for convenience and reference only and shall not be deemed to alter or affect any provision hereof. The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to this document as a whole and not to any particular Article, Section, paragraph or other part hereof. Unless otherwise indicated, all monetary amounts in this Plan and any Share Award Agreement are in Canadian dollars. Unless otherwise permitted by the Board or the Committee, all amounts payable under or in connection with this Plan or any Share Award Agreement shall be paid in Canadian dollars. If any monetary amount needs to be converted from U.S. dollars to Canadian dollars or vice versa for the purposes of this Plan or any Share Award Agreement, then the exchange rate for such conversion shall be determined by the Board or the Committee.

ARTICLE 2
PURPOSE AND ADMINISTRATION OF THE PLAN

2.1 Purpose

The limited purpose of this Plan is to provide for the issuance of Share Awards pursuant to Section  3.2(h)(xiii) of the Plan of Arrangement and thereby to: (a) aid in retaining and motivating certain directors, officers, employees and other eligible Service Providers of the HEI Group in the growth and development of the HEI Group by providing them with the opportunity through Share Awards to acquire an increased proprietary interest in the Corporation; (b) more closely align their interests with those of the Corporation's shareholders; (c) focus such Service Providers on operating and financial performance and long-term shareholder value; and (d) motivate and reward for their performance and contributions to the Corporation's long-term success.

For greater certainty, notwithstanding any other provision of this Plan, no Share Awards may be issued hereunder except pursuant to Section 3.2(h)(xiii) of the Plan of Arrangement.

2.2 Administration of the Plan

Subject to Section 2.4, this Plan shall be administered by the Board.

2.3 Authority of the Board

Subject to the Plan of Arrangement, the Board shall have the full power to administer this Plan, including, but not limited to, the authority to:

(a) interpret and construe any provision hereof and decide all questions of fact arising in their interpretation;

(b) adopt, amend, suspend and rescind such rules and regulations for administration of this Plan as the Board may deem necessary in order to comply with the requirements of this Plan, or in order to conform to any law or regulation or to any change in any laws or regulations applicable thereto;

(c) determine the Service Providers to whom Share Awards may be awarded;

(d) award such Share Awards on such terms and conditions as it determines including, without limitation: the time or times at which Share Awards may be awarded; the term of each Share Award; whether restrictions or limitations are to be imposed on the Shares issuable on Exercise of a Share Award and the nature of such restrictions or limitations, if any; any acceleration or waiver of termination or forfeiture regarding any Share Award; in each case, based on such factors as the Board may determine appropriate, in its sole discretion;

(e) take any and all actions permitted by this Plan; and

(f) make any other determinations and take such other action in connection with the administration of this Plan that it deems necessary or advisable.

2.4 Delegation of Authority

To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee (the "Committee") of the Board all or any of the powers conferred on the Board under this Plan. In such event, the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decision made or action taken by the Committee arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive.

The Board or the Committee may delegate or sub-delegate to any director or officer of the Corporation the whole or any part of the administration of this Plan and shall determine the scope of such delegation or sub-delegation in its sole discretion.

2.5 Discretionary Relief

Notwithstanding any other provision hereof, the Board may, in its sole discretion, waive any condition or provision set out herein or in any Share Award granted hereunder if it determines that specific individual circumstances warrant such waiver.

2.6 Amendment or Discontinuance of the Plan

(a) The Board may, subject to any required approval of any Exchange, amend or discontinue the Plan and any Share Award granted thereunder at any time without the approval of the shareholders of the Corporation or any Participant whose Share Award is amended or terminated, provided that, subject to Sections 2.6(b) and (c), no amendment to the Plan or Share Awards granted pursuant to the Plan may be made without the consent of the Participant, if it adversely alters or impairs any Share Award previously granted to such Participant under the Plan. Without limitation of the foregoing, such amendments include, without limitation: (a) amendments of a "housekeeping nature" nature, including, without limitation, amending the wording of any provision of this Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan, correcting grammatical or typographical errors and amending the definitions contained within this Plan respecting the administration of the Plan; (b) amending Share Awards under the Plan, including with respect to the expiry date (provided that such Share Award is not held by an Insider) and effect of termination of a Participant's employment or cessation of the Participant's service; or (c) amendments necessary to comply with applicable law or the requirements of any Exchange. Notwithstanding the foregoing, the Plan or any outstanding Share Award granted hereunder may not be amended without shareholder approval to:

(i) permit Share Awards to be issued other than pursuant to Section 3.2(h)(xiii) of the Plan of Arrangement;

(ii) increase the number of Shares reserved for issuance pursuant to Share Awards in excess of the limit prescribed in Section 4.4 hereof;

(iii) extend the expiry date of any Share Award granted to an Insider (other than as permitted by the terms and conditions of the Plan);

(iv) permit a Participant to transfer Share Awards to a new beneficial holder other than for estate settlement purposes;

(v) reduce the limitations on Share Awards contained in Section 4.8 hereof; and

(vi) change this Section 2.6(a) to modify or delete any of (i) through (v) above.

(b) Notwithstanding the foregoing, the Board may amend or terminate the Plan or any outstanding Share Award granted hereunder at any time without the approval of the shareholders of the Corporation or any Participant whose Share Award is amended or terminated, in order to conform the Plan or such Share Award, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights or adversely alter or impair any Share Award previously granted.

(c) Without limitation of Sections 2.6(a) and (b), the Board may correct any defect or supply any omission or reconcile any inconsistency in this Plan in the manner and to the extent deemed necessary or desirable, may establish, amend, and rescind any rules and regulations relating to this Plan, and may make such determinations as it deems necessary or desirable for the administration of this Plan.

(d) On termination of this Plan, the number of Shares corresponding to the outstanding Share Awards shall be delivered to the Participants in accordance with and upon compliance with Section 4.6. This Plan will finally cease to operate for all purposes when: (i) the last remaining Participant receives delivery of all Shares corresponding to all Share Awards credited to the Participant's Account; or (ii) all unexercised Share Awards expire in accordance with the terms of this Plan and the relevant Share Award Agreements.

2.7 Final Determination

Any determination, interpretation or decision by, or opinion of, the Board, the Committee or a director or officer of the Corporation made or held pursuant to the terms set out herein shall be made or held reasonably and shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Corporation, the Participants and their beneficiaries and legal representatives.

Subject to Section 2.5, all rights, entitlements and obligations of Participants under this Plan are set forth in the terms hereof and cannot be modified by any other documents, statements or communications, except by amendment to the terms set out herein referred to in Section 2.6.

2.8 Withholding Taxes

When a Participant or other person becomes entitled to receive Shares or any payment or amount in respect of any Share Awards, the Corporation shall have the right to require the Participant or such other person to remit to the Corporation an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Committee or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a) the tendering by the Participant of cash payment to the Corporation in an amount less than or equal to the total withholding tax obligation;

(b) the withholding by the Corporation or a member of the HEI Group, as the case may be, from the Shares otherwise issuable to the Participant such number of Shares as it determines are required to be sold by the Corporation, as trustee, to satisfy the total withholding tax obligation (net of selling costs, which shall be paid by the Participant).  The Participant consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Shares and acknowledges and agrees that the Corporation does not accept responsibility for the price obtained on the sale of such Shares; or

(c) the withholding by the Corporation or a member of the HEI Group, as the case may be, from any cash payment otherwise due to the Participant such amount of cash as is less than or equal to the amount of the total withholding tax obligation;

provided, however, that the sum of the Fair Market Value of any Shares so withheld and any cash so paid or withheld is sufficient to satisfy the total withholding tax obligation.  Any reference in this Plan to the issuance of Shares or payment of any amount is expressly subject to this Section 2.8.

2.9 Taxes

Participants (or their beneficiaries) shall be responsible for reporting and paying all taxes with respect to any Share Awards under the Plan, whether arising as a result of the grant or Exercise of Share Awards or otherwise.  The Corporation and the Committee make no guarantees to any person regarding the tax treatment of a Share Award or Shares issued or delivered under or pursuant to the Plan and none of the Corporation or any of its employees or representatives shall have any liability to a Participant with respect thereto. The Corporation will provide each Participant with (or cause each Participant to be provided with) a T4 slip or such information return as may be required by applicable law to report income, if any, arising upon the grant or Exercise of rights under this Plan by a Participant for income tax purposes.

2.10 Information

Each Participant shall provide the Corporation with all of the information (including personal information) that it requires in order to administer this Plan.

2.11 Account Information

Information pertaining to the Share Awards in Participants' Accounts will be made available to the Participants at least annually in such manner as the Corporation may determine and shall include such matters as the Board or the Committee may determine from time to time or as otherwise may be required by law.

2.12 Indemnification

Each member of the Board or Committee or any director or officer who is delegated the whole or any part of the administration of this Plan pursuant to Section 2.4 is indemnified and held harmless by the Corporation against any cost or expense (including any sum paid in settlement of a claim with the approval of the Corporation) arising out of any act or omission to act in connection with the terms hereof to the extent permitted by applicable law. This indemnification is in addition to any rights of indemnification a Board or Committee member or any director who is delegated the whole or any part of the administration of this Plan pursuant to Section 2.4 may have as director or otherwise under the by-laws of the Corporation, any agreement, any vote of shareholders, or disinterested directors, or otherwise.

ARTICLE 3
ELIGIBILITY AND PARTICIPATION IN THE PLAN

3.1 Participation

Subject to the Plan of Arrangement, the Board, in its sole discretion, shall determine, or shall delegate to the Committee the authority to determine, which Service Providers will participate in this Plan.

3.2 Share Award Agreement

A Participant shall confirm acknowledgement of an award of Share Awards made to such Participant in such form as determined by the Board from time to time (the "Share Award Agreement"), within such time period and in such manner as specified by the Board. If acknowledgement of an award of Share Awards is not confirmed by a Participant within the time specified, the Corporation reserves the right to revoke the crediting of Share Awards to the Participant's Account.

3.3 Participant's Agreement to be Bound

Participation in this Plan by any Participant shall be construed as irrevocable acceptance by the Participant of the terms and conditions set out herein and all rules and procedures adopted hereunder and as amended from time to time.

ARTICLE 4
TERMS OF THE PLAN

4.1 Grant of Share Awards

Subject to Section 3.2, an award of Share Awards pursuant to this Plan will be made and the number of such Share Awards awarded will be credited to each Participant's Account, effective as of the Award Date. Subject to the Plan of Arrangement, the number of Share Awards to be credited to each Participant's Account shall be determined by the Board, or the Committee delegated by the Board to do so, each in its sole discretion.

For greater certainty, notwithstanding any other provision of this Plan, no Share Award may be issued hereunder except pursuant to Section 3.2(h)(xiii) of the Plan of Arrangement or Section 4.2.

4.2 Credits for Dividends

A Participant's Account shall be credited with a Dividend Equivalent in the form of additional Share Awards only if the Board, in its sole discretion, so determines. Such Dividend Equivalent, if any, shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of Share Awards recorded in the Participant's Account on the record date for the payment of such dividend, by (b) the Dividend Market Value, with fractions computed to three decimal places.

4.3 Vesting

All Share Awards issued pursuant to Section 3.2(h)(xiii) of the Plan of Arrangement or Section 4.2 shall be fully vested and exercisable on issuance and shall not be subject to any vesting restrictions.

4.4 Limits on Issuances

Notwithstanding any other provision of this Plan, the maximum number of Shares issuable pursuant to outstanding Share Awards at any time shall be limited to 5,329,938, subject to adjustment for Dividend Equivalents in accordance with Section 4.2, if any.

For greater certainty, Share Awards that are cancelled, surrendered, terminated or that expire prior to the Exercise thereof shall not result in such Shares being available to be issued in respect of a subsequent grant of Share Awards pursuant to this Plan.

4.5 Share Award Terms

The term during which a Share Award may be outstanding shall, subject to the provisions of this Plan requiring or permitting the acceleration or the extension of the term, be such period as may be determined from time to time by the Board or the Committee, but subject to the rules of any stock exchange or other regulatory body having jurisdiction.

In addition, unless otherwise determined by the Board or the Committee, or unless the Corporation and a Participant agree otherwise in a Share Award Agreement or other written agreement (including an employment or consulting agreement), each Share Award shall provide that if a Participant shall cease to be a director, officer of or be in the employ of, or a consultant or other Service Provider to, any of the entities comprising the HEI Group for any reason whatsoever (other than death or Retirement) including, without limitation, resignation or involuntary termination (with or without cause), as determined by the Board in its sole discretion, before all of the Share Awards credited to the Participant's Account have been Exercised or are forfeited pursuant to any other provision hereof: (a) such Participant shall cease to be a Participant as of the Cessation Date; (b) any underlying Shares corresponding to any Share Awards that have not been Exercised on the Cessation Date shall be Exercised by the former Participant within 90 days of the Cessation Date in accordance with Section 4.6; and (c) the former Participant shall not be entitled to any further distribution of Shares or any payment from this Plan.

Notwithstanding the preceding paragraph or anything else contained in this Plan to the contrary, unless otherwise determined by the Board or the Committee, or unless the Corporation and a Participant agree otherwise in a Share Award Agreement or other written agreement (including an employment or consulting agreement), if a Participant shall cease to be an officer of or be in the employ of, or a consultant or other Service Provider to, any of the entities comprising the HEI Group due to the death of the Participant, any underlying Shares corresponding to any Share Awards that have not been Exercised shall be Exercised by the legal representative of the deceased former Participant's estate within 12 months of the Cessation Date in accordance with Section 4.6.

Notwithstanding the preceding paragraphs or anything else contained in this Plan to the contrary, unless otherwise determined by the Board or the Committee, or unless the Corporation and a Participant agree otherwise in a Share Award Agreement or other written agreement (including an employment or consulting agreement or a Retirement Agreement), and subject to the terms of any Retirement Agreement entered into by the Participant with the Corporation, each Share Award shall provide that if a Participant shall cease to be an officer of or be in the employ of, any of the entities comprising the HEI Group due to the Participant's Retirement before all of the Share Awards credited to the Participant's Account have been Exercised or are forfeited pursuant to any other provision hereof: (a) such Participant shall cease to be a Participant as of the Cessation Date; (b) any underlying Shares corresponding to any Share Awards that have not been Exercised on the Cessation Date shall be Exercised by the former Participant within 12 months of the Cessation Date in accordance with Section 4.6; and (c) the former Participant shall not be entitled to any further distribution of Shares or any payment from this Plan.

Where the expiry date of a Share Award occurs on a date when a Participant is subject to a Black-Out Period, such expiry date shall be extended to a date which is within seven business days following the end of such Black-Out Period (or such longer period as approved by the Board or the Committee).

This Plan does not confer upon a Participant any right with respect to continuation of employment by or service provision to any of the entities comprising the HEI Group, nor does it interfere in any way with the right of the Participant or any of the entities comprising the HEI Group to terminate the Participant's employment or service provision at any time.

4.6 Delivery of Shares by the Corporation

Subject to Section 4.7, the Corporation shall, as soon as practicable after the Exercise of any Share Awards granted under this Plan, issue from treasury to the Participant the number of Shares required to be delivered upon the Exercise of such Participant's Share Awards; provided, however, that, with the consent of the Participant, in lieu of issuing Shares from treasury the Corporation may satisfy its obligation to deliver Shares to the Participant upon the Exercise of such Participant's Share Awards by delivering Shares from the CIOC Employee Share Trust. The Corporation shall register and deliver certificates for such Shares to the Participant by first class insured mail, unless the Corporation shall have received alternative instructions from the Participant acceptable to the Corporation for the registration and/or delivery of the certificates. The Participant shall Exercise any Shares Awards by: (i) delivering to the Corporation a notice of exercise in writing, in such form as may be approved by the Board or the Committee from time to time, signed by the Participant and stating the Participant's intention to Exercise a particular Share Award together with payment of the exercise price of $0.16 per Share Award so Exercised; and (ii) if the Share Awards are being Exercised by the legal representative of a deceased former Participant's estate, providing the Corporation with satisfactory evidence of the Participant's death. Upon receipt of the exercise notice, aggregate exercise price and evidence of the Participant's death (if applicable), the Corporation shall cause the Shares in respect of which the Share Award has been Exercised to be issued or delivered as provided above.

4.7 Surrender Offer

A Participant may make an offer (the "Surrender Offer") to the Corporation, at any time, for the disposition and surrender by the Participant to the Corporation (and the termination thereof) of any of the Share Awards granted hereunder for an amount (not to exceed the Fair Market Value of the Shares less the exercise price of the Share Award) specified in the Surrender Offer by the Participant, and the Corporation may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required.  If the Surrender Offer, either as made or as renegotiated, is accepted, the Share Awards in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Participant any further rights thereunder upon payment of the amount (less all taxes and other amounts required by law to by withheld by the Corporation) of the Surrender Offer agreed to by the Corporation and the Participant.

4.8 Limitations on Share Awards

No one Service Provider may be granted any Share Award which, together with all Share Awards then held by such Participant, would entitle or enable such Participant to receive a number of Shares which is greater than 5% of the outstanding Shares, calculated on an undiluted basis.  In addition: (i) the number of Shares issuable to Insiders at any time, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Shares; and (ii) the number of Shares issued to insiders, within any one year period, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Shares. For this purpose, "security based compensation arrangements" has the meaning ascribed thereto in Part VI of the TSX Company Manual.

ARTICLE 5
EFFECT OF CORPORATE EVENTS

5.1 Alterations in Shares

In the event:

(a) of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b) that any rights are granted to all or substantially all shareholders to purchase Shares at prices substantially below Fair Market Value; or

(c) that, as a result of any recapitalization, merger, consolidation or other transaction, the Shares are converted into or exchangeable for any other securities or property;

then the Board may make such adjustments to this Plan, to any Share Awards and to any Share Award Agreements outstanding under this Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Participants hereunder and\or to provide for the Participants to receive and accept such other securities or property in lieu of Shares, and the Participants shall be bound by any such determination.

For greater certainty, and notwithstanding anything to the contrary in this Section 5.1, no adjustment shall be made in accordance with this Section 5.1 with respect to the issue of Shares being made pursuant to or in connection with: (a) any share option plan or share purchase plan, including this Plan, in force from time to time for existing or proposed officers, directors, employees or Service Providers of the Corporation; (b) the issuance of additional Shares pursuant to a public offering or private placement by the Corporation or a take-over bid, tender offer  or other acquisition made by the Corporation for the securities of another entity; or (c) upon Exercise or vesting of any convertible securities of the Corporation outstanding from time to time.

5.2 Merger and Sale, etc.

Except in the case of a transaction that is a Change of Control and to which Section 5.3 applies, if the Corporation enters into any transaction or series of transactions whereby the Corporation or All or Substantially All of the Assets would become the property of any other trust, body corporate, partnership or other person (a "Successor"), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, prior to or contemporaneously with the consummation of such transaction the Corporation and the Successor will execute such instruments and do such things as the Board or the Committee may determine are necessary to establish that upon the consummation of such transaction the Successor will assume the covenants and obligations of the Corporation under this Plan and the Share Award Agreements outstanding on consummation of such transaction.  Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Plan and Share Award Agreements with the same effect as though the Successor had been named as the Corporation herein and therein and thereafter, the Corporation shall be relieved of all obligations and covenants under this Plan and such Share Award Agreements and the obligation of the Corporation to the Participants in respect of the Share Awards shall terminate and be at an end and the Participants shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Shares upon the Exercise of the Share Awards.

5.3 Change of Control

Notwithstanding any other provision in this Plan but subject to any provision to the contrary contained in a Share Award Agreement or other written agreement (such as an agreement of employment) between the Corporation and a Participant, if there takes place a Change of Control, all issued and outstanding Share Awards shall terminate on the 90th day after the occurrence of such Change of Control or at such earlier time as may be established by the Board or the Committee, in its absolute discretion, prior to the time such Change of Control takes place.

ARTICLE 6
GENERAL

6.1 Compliance with Laws

The Corporation, in its sole discretion, may postpone the issuance or delivery of any Shares that are issuable upon Exercise of any Share Award to such date as the Committee may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules and regulations. The Corporation shall not be required to qualify for resale pursuant to a prospectus or similar document any Shares issued or delivered pursuant to the Plan, provided that, if required, the Corporation shall notify any Exchange, if applicable, and any other appropriate regulatory bodies in Canada and the United States of the existence of the Plan and the granting of Share Awards hereunder in accordance with any such requirements.

This Plan shall be subject to the approval, if required, of any Exchange.  After listing on any such Exchange, the issuance of any Shares upon Exercise of any Share Awards granted hereunder prior to receipt of such approval shall be subject to and shall not be made unless approved by the Exchange and, if required by the Exchange, approved by shareholders in accordance with the requirements of the Exchange.

6.2 Share Awards to Companies

Share Awards may not be granted hereunder to a company, whether: (a) wholly-owned by any person to whom Share Awards may otherwise be granted hereunder; or (b) controlled by any person to whom Share Awards may otherwise be granted hereunder.

6.3 General Restrictions and Assignment

Except as required by law, the rights of a Participant hereunder are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

The rights and obligations hereunder may be assigned by the Corporation to a Successor to the business of the Corporation.

6.4 Price Fluctuations

No amount will be paid to, or in respect of, a Participant under this Plan to compensate for a downward fluctuation in the price of Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

The Corporation makes no representations or warranties to Participants with respect to this Plan or the Share Awards whatsoever. Participants are expressly advised that the value of any Share Awards and Shares under this Plan will fluctuate as the price of Shares fluctuates.

In seeking the benefits of participation in this Plan, a Participant agrees to exclusively accept all risks associated with a decline in the price of Shares and all other risks associated with the holding of Share Awards.

6.5 No Shareholder Rights

Until Shares have actually been issued and/or delivered in accordance with the terms of this Plan, a Participant to whom a Share Award has been made shall not possess any incidents of ownership of such Shares including, for greater certainty and without limitation, the right to receive dividends, if any, on such Shares and the right to exercise voting rights in respect of such Shares.

6.6 Governing Law

The validity, construction and effect of this Plan and any actions taken or relating to this Plan shall be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

6.7 Currency

All values to be determined or amounts paid under this Plan shall be in Canadian dollars.

6.8 Severability

The invalidity or unenforceability of any provision of this document shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this document.

6.9 Effective Time

This Plan is effective as of February 23, 2023.